UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Allied Healthcare Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019222 10 8

(CUSIP Number)

John D. Weil

4625 Lindell Blvd.

Suite # 335

St Louis MO 63108

(314) 421-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON John D. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) *See Item 6 below	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,128
	8	SHARED VOTING POWER 585,511 subject to disclaimers in Item 5
	9	SOLE DISPOSITIVE POWER 167,128
	10	SHARED DISPOSITIVE POWER 585,511 subject to disclaimers in Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,639, subject to disclaimer in Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.72%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSON Joseph D. Lehrer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,455
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 273,455
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.81%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note: To the extent pertaining to John D. Weil, this Statement shall be deemed to amend a Schedule 13D filed by John D. Weil, Mark S. Weil, Paula K. Weil and Richard K. Weil, on January 23, 2012 (the “2012 13D”). To the extent pertaining to Joseph D. Lehrer, this Statement shall be deemed to amend Amendment No. 1 to Schedule 13D filed by such person on March 14, 2019 (“Amendment No. 1”), which amended the 2012 13D. The 2012 13D was previously further amended by: (i) an Amendment No. 2 on Schedule 13D/A on May 22, 2020 filed by John D. Weil (“Amendment No. 2”), (ii) Amendment No. 3 on Schedule 13D/A on June 3, 2020 filed by John D. Weil, Mark S. Weil and Richard K. Weil, Jr. (“Amendment No. 3”), (iii) Amendment No. 4 on Schedule 13D/A on June 5, 2020 filed by John D. Weil, Mark S. Weil and Richard K. Weil, Jr. (“Amendment No. 4”) and (iv) Amendment No. 5 on Schedule 13D/A on June 8, 2020 filed by Richard K. Weil (“Amendment No. 5”).

This Statement relates to the beneficial ownership of the common stock (the “Common Stock”), of Allied Healthcare Products, Inc. a Delaware corporation (the “Issuer”). The persons filing this Statement are John D. Weil and Joseph D. Lehrer (the “Reporting Persons”).

Mark S. Weil is not joining in the filing of this Amendment No. 6. The reader should refer to Amendment No. 4 for the last report of shares beneficially owned by Mark S. Weil.

Item 1. Security and Issuer.

This Statement relates to the Common Stock of Allied Healthcare Products, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 1720 Sublette Avenue, St Louis, Missouri 63110.

Item 2. Identity and Background

This Statement is being filed jointly on behalf of the Reporting Persons. The business address of each of the Reporting Person is c/o John D. Weil, 4625 Lindell Blvd. Suite # 335, St Louis, Missouri 63108.

John D. Weil - John Weil is a self-employed investor and has served as a member of the board of directors of the Issuer since 1997. John Weil is a citizen of the United States.

Joseph D. Lehrer – is a corporate attorney and is “of counsel” with the law firm of Greensfelder, Hemker & Gale, P.C. Joseph Lehrer is a citizen of the United States.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock reported on this Statement were acquired either using personal funds of the Reporting Person or by transfers for no consideration from trusts, partnerships or other entities affiliated with the Weil family.

Item 4. Purpose of Transaction.

The shares of Common Stock described in this Statement were originally acquired by the Reporting Persons, or their successors in interests, for the purpose of investment.

The Reporting Persons currently have no present plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) any material change to the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer’s business or corporate structure, (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (i) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)          As of the date on which this schedule was filed and subject to the disclaimers below in this Item 5, the Reporting Persons beneficially own an aggregate of 1,026,094 shares of Common Stock, which represents 25.52% of the Issuer’s issued and outstanding shares of Common Stock as of March 31, 2020, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filings with the Securities Exchange Commission. The above percentage of outstanding shares of Common Stock and all percentage ownership disclosed with respect to John D. Weil is based on a total of 4,021,037 shares of Common Stock issued and outstanding as of March 31, 2020, which includes 7,500 shares of Common Stock which John D. Weil has the right to acquire within the next 60 days pursuant to options granted by the Issuer. The percentages of outstanding shares of Common Stock for Joseph D. Lehrer are based on a total of 4,013,537 shares of Common Stock issued and outstanding as of March 31, 2020, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filing with the Securities Exchange Commission.

(b)          Each Reporting Person’s interest in shares of Common Stock is as set forth below:

Reporting Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power
	Number of Common Shares	% of Outstanding Common Shares(1)	Number of Common Shares	% of Outstanding Common Shares(1)
John D. Weil	167,128	4.16%	585,511 (2)	14.56%
Joseph D. Lehrer	273,455 (3)	6.81%	0	0%

(1)	See preceding paragraph for description of calculation of percentage ownership.

(2)	The number of shares of Common Stock over which John Weil has shared voting and dispositive power includes:

(a)	64,118 shares held in a trust for the benefit of John Weil’s spouse and her children and with respect to which John Weil serves as a co-trustee.
(b)	21,674 shares held in trusts for the benefit of descendants of Mark Weil and with respect to which John Weil serves as a co-trustee with Mark Weil.
(c)	32,163 shares held in trusts for the benefit of Richard Weil, Jr. and/or his children with respect to which John Weil serves as co-trustee with Richard Weil, Jr.
(d)	206,309 shares held in a limited partnership with respect to which John Weil serves as a non-controlling general partner.
(e)	30,309 shares held by John Weil’s spouse in trusts and other entities.
(f)	230,965 shares held in trusts for the benefit of John Weil’s adult children and his grandchildren, for which John Weil does not serve as trustee. John Weil disclaims any beneficial ownership in these shares.

(3)	The number of shares of Common Stock over which Joseph Lehrer has sole voting and dispositive power consists of 273,455 shares held in a trust of which Mr. Lehrer serves as trustee for the benefit of descendants of John Weil.

(c)          The Reporting Persons have engaged in the following transactions since the filing of Amendment No. 5 on June 8, 2020: On September 11, 2020, a limited partnership of which Mr. Lehrer served as a non-controlling general partner was dissolved and 137,736 shares of the Issuer’s stock was distributed to the limited partners of such partnership. 131,035 of such shares were distributed to trusts for the benefit of John Weil’s adult children and grandchildren and are reported under John Weil’s shared voting and dispositive power in footnote 2(f) in Item 5(b), subject to the disclaimer therein. This was a private transaction, without consideration for estate planning purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D (including any amendments) need be filed with respect to ownership by each of the undersigned of shares of the common stock of Allied Healthcare Products, Inc.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2020

/s/ John D. Weil
John D. Weil

/s/ Joseph D. Lehrer
Joseph D. Lehrer